John W. Stump, III

December 29, 2004

Board of Directors
Unlimited Coatings Corporation
601 Cien Street, Suite 235
Kemah, TX 77565-3077

Re: Resignation

Gentlemen:

Effective immediately, I hereby resign as a director of Unlimited Coatings Corporation. I have had no disagreement with the Registrant's operations, policies or practices.

I am submitting this resignation in order to pursue other business opportunities.

Very truly yours,

/s/ John W. Stump, III